UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [X]

Information Contained in this Form 6-K Report

On November 10, 2019, each of Adnan Ghabris and Salem Al Noaimi resigned from their positions as directors on the Board of Directors (the “Board”) of National Energy Services Reunited Corp. (the “Company”) effective as of November 10, 2019. Additionally, Mr. Al Noaimi resigned from his position as the chairman of the Audit Committee. Each of Mr. Ghabris and Mr. Al Noaimi’s resignations did not involve any disagreements with the Company.

On November 10, 2019, the Board elected Yousef Al Nowais and Amr Al Menhali to the Board effective as of November 10, 2019. Mr. Al Nowais serves as a representative of Al Nowais Investments LLC (“ANI”) and Mr. Menhali serves as a representative of NESR SPV Ltd., a Cayman company (“NESR SPV”). ANI and NESR SPV are entitled to nominate one director each to the Board of Directors for so long as they or their affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Company’s recent business combination.

There are no transactions between either of Mr. Al Menhali or Mr. Al Nowais or any member of their respective immediate family and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission.

The Board has determined that each of Mr. Al Nowais and Mr. Al Menhali satisfies the definition of “independent director” under the Nasdaq listing standards. Mr. Al Menhali has been designated as a Class I director and will therefore serve until the 2020 annual general meeting of the Company’s shareholders, or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. Mr. Al Nowais has been designated as a Class II director and will therefore serve until the 2019 annual general meeting of the Company’s shareholders, or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

Each of Mr. Al Nowais and Mr. Al Menhali will be paid compensation in the same manner as the Company’s other non-employee directors.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: November 14, 2019	By:	/s/ Christopher L. Boone
	Name:	Christopher L. Boone
	Title:	Chief Financial Officer

3